UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

PGD ECO SOLUTIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

Wyoming	87-2595116
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

7306 Skyview Ave

New Port Richey FL34653

(Address of Principal Executive Offices)

(727) 656-7967

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Operations

PGD was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

PGD recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Revenue from sales of lithium-ion battery pack assemblies are recognized when the lithium ion battery pack assembly is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for lithium-ion battery pack assembly and resale, as well as other direct costs of assembly.

Investments

The Company’s investment in a marketable equity security is classified as short-term based on the nature of the security and its availability for use in current operations. The Company’s marketable equity security is measured at fair value with gains and losses recognized in other income/(expense), net.

Liquidity and Capital Resources of the Company

Current assets at June 30, 2024 totaled $57,340, which was comprised of $26,461 in cash and $30,879 in prepaid assets. Current assets at December 31, 2023 totaled $43,622, which was comprised of $1,992 in cash and $41,630 in prepaid assets.

During the six months ended June 30, 2024, our operating activities used net cash of $38,531. Uses of cash were mainly due to the $25,863 net loss, as well as a $23,419 decrease in accounts payable, partially offset by a decrease in prepaid expenses of $10,751. During the six months ended June 30, 2023, our operating activities used net cash of $46,819. Uses of cash were mainly due to the $67,889 net loss, as well as $59,058 in increases in accounts receivable and prepaid expenses and a $2,200 decrease in accrued expense, related party Uses were partially offset by $41,277 in non-cash operating activities and a $41,051 increase in accounts payable.

Net cash provided by financing activities was $63,000 and $59,500 during the six months ended June 30, 2024 and 2023, all due to proceeds from common stock issued for cash.

At June 30, 2024 and December 31, 2023, the Company had working capital of $56,893 and $19,756, respectively.

We continue to accumulate significant losses, but management expects it will be successful in generating positive cash flow from operations and plans to raise additional cash through the sale of equity to allow PGD to continue to expand its operations and continue as a going concern. However, there can be no assurance of success, which raises doubt about PGD’s ability to continue as a going concern.

Results of Operations for the Period ended June 30, 2023

During the six months ended June 30, 2024, we recognized $59,396 in revenue from the sale of lighting packages and $41,630 in cost of sales, or a gross margin of $17,766. During the six months ended June 30, 2023, we recognized $175,446 in revenue from the sale of lighting packages and $92,747 in cost of sales, or a gross margin of $82,699.

During the six months ended June 30, 2024, we had $14,117 in selling expenses and $27,449 in general and administrative expenses. During the six months ended June 30, 2023, we had $43,245 in selling expenses and $64,969 in general and administrative expenses.

During the six months ended June 30, 2024, we had total other expenses of $2,063, all interest expense. During the six months ended June 30, 2023, we had total other expenses of $42,374, consisting of $26,377 in loss on impairment of intangible assets, $14,900 in realized loss on investment and $1,097 in interest expense.

As a result of the above, we recognized net losses of $25,863 and $67,889 for the six months ended June 30, 2024 and 2023, respectively.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the period ended June 30, 2024.

Item 2.	Other Information

None

Item 3.	Financial Statements

PGD ECO SOLUTIONS, INC.

UNAUDITED BALANCE SHEETS

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current Assets:
Cash	$26,461	$1,992
Prepaid assets	30,879	41,630
Total Current Assets	57,340	43,622

Total Assets	57,340	43,622

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	447	23,866
Total Current Liabilities	447	23,866

Total Liabilities	447	23,866

Stockholders' Equity:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 102,235,000 and 101,605,000 shares issued and outstanding, respectively	102,235	101,605
Additional paid-in capital	201,465	139,095
Accumulated deficit	(256,807)	(230,944)
Total Stockholders' Equity	56,893	19,756

Total Liabilities and Stockholders' Equity	$57,340	$43,622

See Notes to the Unaudited Financial Statements

PGD ECO SOLUTIONS, INC.

STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2024	2023

REVENUES
Power pack assembly sales	$59,396	$175,446
Total revenues	59,396	175,446

COSTS OF SALES
Power pack assembly sales	(41,630)	(92,747)
Total cost of sales	(41,630)	(92,747)

GROSS MARGIN	17,766	82,699

OPERATING EXPENSES
Selling expenses	14,117	43,245
General and administrative	27,449	64,969
Total Operating Expenses	41,566	108,214

Loss From Operations	(23,800)	(25,515)

OTHER INCOME (EXPENSES)
Loss on asset impairment	—	(26,377)
Realized loss on investment	—	(14,900)
Interest expense	(2,063)	(1,097)
Total Other Income (Expenses)	(2,063)	(42,374)
NET LOSS	$(25,863)	$(67,889)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	101,771,099	101,408,678

See Notes to the Unaudited Financial Statements

PGD ECO SOLUTIONS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2022	10,000,000	$10,000	101,010,000	$101,010	$80,190	$(148,039)	$43,161

Common stock issued for cash	—	—	595,000	595	58,905	—	59,500

Net loss for the six months ended June 30, 2023	—	—	—	—	—	(67,889)	(67,889)
Balance, June 30, 2023	10,000,000	$10,000	101,605,000	$101,605	$139,095	$(215,928)	$34,772

Balance, December 31, 2023	10,000,000	$10,000	101,605,000	$101,605	$139,095	$(230,944)	$19,756

Common stock issued for cash	—	—	630,000	630	62,370	—	63,000

Net loss for the six months ended June 30, 2024	—	—	—	—	—	(25,863)	(25,863)

Balance, June 30, 2024	10,000,000	$10,000	102,235,000	$102,235	$201,465	$(256,807)	$56,893

See Notes to the Unaudited Financial Statements

PGD ECO SOLUTIONS, INC.

UNAUDITED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
Cash Flows From Operating Activities:
Net loss	$(25,863)	$(67,889)
Adjustments to reconcile net loss to net
cash (used) by operating activities:
Loss on asset impairment	—	26,377
Realized loss on investment	—	14,900
Changes in operating assets and liabilities:
Increase in accounts receivable	—	(1,140)
Decrease (increase) in prepaid assets	10,751	(57,918)
Decrease in accrued expenses, related party	—	(2,200)
Increase (decrease) in accounts payable	(23,419)	41,051
Net cash used in operating activities	(38,531)	(46,819)

Cash Flows From Financing Activities:
Common stock issued for cash	63,000	59,500
Proceeds from line of credit, related party	—	66,000
Payments on line of credit, related party	—	(66,000)
Net cash provided by financing activities	63,000	59,500

Net change in cash	24,469	12,681
Cash, beginning of period	1,992	1,696
Cash, end of period	$26,461	$14,377

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$2,063	$1,097
Cash paid for taxes	$—	$—

See Notes to the Unaudited Financial Statements

PGD ECO SOLUTIONS, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2024

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of PGD Eco Solutions, Inc. (“PGD”, or the “Company”). PGD was incorporated on August 31, 2021, under the laws of the State of Wyoming.

PGD was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim financial statements be read in conjunction with PGD's most recent audited financial statements as of December 31, 2023. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

Revenue Recognition Policy

PGD recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

During the six months ended June 30, 2024 and 2023, revenue of $59,396 and $175,446 was recognized from the sale of lithium-ion battery pack assemblies, respectively. Revenue from sales of lithium-ion battery pack assemblies is recognized when the lithium-ion battery pack assembly is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for lithium-ion battery pack assembly and resale, as well as other direct costs of assembly and freight. During the six months ended June 30, 2024 and 2023, costs of sales totaling $41,630 and $92,747 were recognized on the above-mentioned sales, respectively.

New Accounting Pronouncements

PGD has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

PGD presents basic earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

PGD ECO SOLUTIONS, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2024

The calculation of basic net loss per share for the years ended December 31, 2023 and 2022 is as follows:

	For the Six Months Ended June 30,
	2024	2023
Basic Loss Per Share:
Numerator:
Net loss	$(25,863)	$(67,889)
Denominator:
Weighted-average common shares outstanding	101,771,099	101,408,678
Basic net loss per share	$(0.00)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

During February 2022, the Company entered into a lease for the use of space at the personal residence of the Company’s CEO. The lease began February 1, 2022, has a term of twenty-four months and monthly rent of $200. Rent expenses were $1,200 and $1,200 for the six months ended June 30, 2024 and 2023, respectively. The Company had prepaid rent of $1,200 and $0 at June 30, 2024 and December 31, 2023, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

Between January and June 2024, the Company issued a total of 630,000 shares of common stock for cash of $63,000, or $0.10 per share. Amounts received in excess of $0.001 per share par value have been recorded as additional paid-in capital.

NOTE 4 - GOING CONCERN

PGD's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, PGD has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the PGD's ability to continue as a going concern are as follows:

PGD is seeking to raise up to $1,000,000 through a private placement of its common stock to finance future sales. The continuation of PGD as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If PGD is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that PGD will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of PGD to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

PGD reviewed subsequent events through August 30, 2024, the date the financial statements were available to be issued.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of New Port Richey, State of Florida, on September 25, 2024 PGD Eco Solutions, Inc.

By	/s/ Paul Ogorek
CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ / Paul Ogorek
	Chief Operating Officer	Date September 25, 2024

By	/s/ Samuel Becherer
	Principal Accounting Officer	Date September 25, 2024

By	/s/ Samuel Becherer
	Principal Financial Officer	Date September 25, 2024